Exhibit 6

VIVO PARTICIPAÇÕES  S/A

APPRAISAL REPORT OF THE REAL SHAREHOLDERS’
EQUITY AT MARKET VALUES

EXECUTIVE SUMMARY

December/2010

TABLE OF CONTENTS

1.	PURPOSE	2

2.	PRESENTATION OF THE COMPANY	3

3.	METHODOLOGY	4

4.	PROCEDURES	6
1) Uniform basis in the company under analysis		6
2) Use of goodwill		6
3) Discount rate		6
4) Maturity Dates		6
5) Current Assets		6
6) Non-Current Assets		7
7) Investments		8
8) Property, Plant & Equipment		9
9) Intangible Assets		9
10) Current Liabilities		9
11) Non-Current Liabilities		10
12) Treasury Shares		10

5.	BASIS FOR INFORMATION	11

6.	SUBSEQUENT EVENTS	11

7.	CONCLUSION	12

8.	PLANCONSULT	13

9.	DISCLAIMER	16

10.	ATTACHMENTS	18

1.	PURPOSE

PLANCONSULT Planejamento e Consultoria Ltda (“PLANCONSULT”) was retained by Vivo Participações S.A. (“VIVO PART”) for evaluating the Company’s Real Shareholders’ Equity at Market Value, for base date December 31, 2010. This work is related to the corporate restructuring process, the purpose of which is to determine the exchange ratio of the shares, in compliance with the provisions applicable to the calculation of the exchange ratio of shares, as set forth in Article 264 of Law 6.404, dated December 15, 1976, as amended by Law 9.457, dated May 05, 1997.

2.	PRESENTATION OF THE COMPANY

1)	THE COMPANY

Vivo Participações S.A. (“VIVO PART”) is the Holding company that controls the operator VIVO S.A. (“VIVO”). Its subsidiary holds authorization to provide personal mobile services (SMP). VIVO PART is also an operator of the SMP system in the State of Minas Gerais.

The Company was organized under the laws of the Federative Republic of Brazil with the name Vivo Participações S.A., being a publicly-held company, with indeterminate term. Its head-office is located at Rua Roque Petroni Junior 1.464, Morumbi, São Paulo - SP.

Shareholding Structure

3.	METHODOLOGY

The methodology was applied for calculating the market value of the Real Shareholders’ Equity (PLR) of the Company, taking into consideration, mainly, the assets and liabilities recorded in the accounting information reviewed by the independent auditors of the Company, pursuant to the IBRACON rules applicable to the financial statements as of base date December 31, 2010, as well as the trial balance sheets provided by the Company’s subsidiaries.

This methodology is applicable for determination of the market value of assets and liabilities of a certain company. Its application departs from the book values of the assets and liabilities and effects adjustments to several of these items in order to reflect their probable respective realization values.

For such purpose, the following procedures have been performed:

- Reading and analysis of the trial balance sheets provided by the Company;

- Analysis of the assets and liabilities accounts recorded in the balance sheet of the Company, aiming at identifying the items subject to adjustments, as well as the calculation of their probable market values;

- Adjustment to the accounting statements at their market values based on the result of our analysis;

- Calculation of the value of the Company’s investments in its subsidiaries pursuant to the equity result method, taking for basis the shareholders’ equity at market value of these subsidiaries;

- Calculation of the tax effects (income and social contribution taxes) on surplus values and deficit values resulting from this appraisal;

- Calculation of the market value of the Company’s shareholders’ equity (Attachment A).

Detailing of the procedures and calculations mentioned above appears in Chapter 4 of this report.

The purpose of the methodology and scope of this work was to appraise a going concern; therefore, except for costs and tax credits, any other costs related to expenses usually incurred in the realization of assets or payment of liabilities, as well as those related to bankruptcy or company liquidation proceedings, such as terminations, costs related to judicial disputes, hiring of third-party services (lawyers, consultants, etc.) were not taken into consideration in our calculation.

The PLR methodology considers the market value of the tangible assets, intangible assets (trademarks and patents, software, assignment/right of use) and liabilities adjusted at market value, not considering the outlooks of future profitability of the company.

The scope of our work did not include identification and valuation of liabilities not recorded or not disclosed by the Company’s Management.

In order to achieve the purposes of this work, we have conducted an appraisal of the assets making up the Company’s property, plant & equipment. Such appraisal was carried out as follows:

A.	MAIN ITEMS – PROPERTIES AND INSTALLATIONS IN SERVICE (BIS)

PLANCONSULT has carried out an appraisal of Vivo Part’s assets, for base date March 31, 2009. Based on such appraisal report, PLANCONSULT updated the replacement values (new value) of the main assets, for base date December 31, 2010, by applying economic indexes monthly published by the FGV (Getúlio Vargas Foundation). As from the updated replacement values, PLANCONSULT determined the market values as of December 31, 2010. VIVO PART also informed the acquisitions and retirements in property, plant & equipment, identified with the acquisition or retirement date, OCCURRED from April 2009 until December 2010.

For the items of the main accounts, acquired after March 2009, due to their quite recent acquisition, their respective residual book values were considered as their market values.

B.	NON-MATERIAL ITEMS AND INTANGIBLE ASSETS - (BIS)

Having in consideration the final purpose of the works and due to the low economic value in relation to the total assets of the company, for the items of property, plant & equipment belonging to the other accounts, the respective residual book values were considered as market values.

For the intangible asset accounts, the respective residual book values were considered as market value.

Remark.: Accounting entries referring to provisions for loss of property, plant & equipment were not considered in the evaluation at residual book value.

C.	PROPERTIES AND INSTALLATIONS IN PROGRESS (BIA)

For the properties and installation in progress (BIA), because the items were not in service of the company up to the base date of the evaluation works (however, they incurred disbursement), their respective book values were considered as market value.

The values determined in the appraisal were compared to the book values, for base date 12/31/2010, it being certain that the variation between market values and residual book values is non-material (less than 1.5%). Thus, for the evaluation purposes, and for conservatism reasons, the residual book value was considered as market value.

4. PROCEDURES

Following are the main procedures adopted in the works.

1)	Uniform basis in the company under analysis

The works were performed for the Company abiding by the same provisions and methodology.

We have not described the meaning of each of the Assets and Liabilities Accounts (Capital Accounts), given that the Company met the Accounts Plan (including the contents thereof) fixed by the regulatory agency of the telecommunications industry – ANATEL.

Some of the Assets and Liabilities accounts may have their original book values as zero, as shown in the trial balance sheets of the Company we have received.

The Market Value is the result of the calculation of the Present Value of each Capital account, taking into consideration the aging of each of them and a discount rate equivalent to the capital cost of the company, as per item 3 below.

2)	Use of Goodwill

The goodwill does have use for this company. Accordingly, we have considered these items in the calculation of the Company’s Shareholders’ Equity.

3)	Discount rate

In relation to the discount rate of the flow at Present Value of each capital account, we have adopted, in this work, a weighted average capital cost (WACC) equivalent to 13.27% p.a., in nominal Reais, as shown in ATTACHMENT B, considering that all amounts recorded in the financial statements provided by the Company are expressed in Brazilian currency (R$ - Reais). In addition, the capital structure and debt cost considered, reflect the Company's position as of December 31, 2010.

4)	Maturity Dates

Accounts under the title “To be Invoiced” were deemed to be of an average term of 15 days.

As from then, we considered the average terms informed, that is, 15 days for 1 to 30 days, 45 days for 31 to 60, 75 days for 61 to 90, and thus successively. The balances of the Accounts of Allowance for Doubtful Debtors are already adjusted at Present Value by application of Law 11.638.

5)	Current Assets

a)	Cash
Book values represent Market Value and are already recorded at Real Present Value.

b)	Accounts receivable, net
 For the calculation of the Market Value, the following was considered:
o
The aging of each of the Accounts, as provided by the Company. Accounts receivable (for goods and services sold) and the allowance for doubtful debtors (PDD) were adjusted to Real Present Value at the discount rate, as explained in item 3 above.

c)	Inventories
The book values represent the Market Values and are already recorded at Real Present Value.

d)	Prepayment to Suppliers
The book values represent the Market Values and are already recorded at Real Present Value.

e)	JSCP (Interest on Own Capital) and Dividends
The book values for which provisions have been posted are already recorded at Real Present Value.

f)	Deferred taxes and tax credits

f.1) Taxes – Prepaid Income and Social Contribution Taxes
For the Accounts and Sub-Accounts of taxes which will be adjusted to the Selic rate, the book values represent Market Values and are already recorded at Real Present Value.

f.2) ICMS on Services to Be Allocated
If any, the book values represent the Market Values and are already recorded at Real Present Value.

f.3) Taxes – PIS and Cofins
For the Taxes which will be adjusted to the Selic rate, the book values represent Market Values and are already recorded at Real Present Value. Where the adjustment to the Selic rate is not applicable, the book values represent the Market Values and are already recorded at Real Present Value.

f.4) Other tax credits
If any, the book values represent Market Values and are already recorded at Real Present Value.

g)	Loans and financing
The account value is zero.

h)	Derivative transactions
The account value is zero.

i)	Prepaid expenses
Book values represent Market Values and are already recorded at Real Present Value.

j)	Other assets

Book values represent Market Values and are already recorded at Real Present Value.

6)	Non-Current Assets

a)	Financial Investments
The account value is zero.

b)	Deferred taxes and tax credits

b.1) Taxes – Prepaid Social Contribution and Income Taxes
For the Accounts and Sub-Accounts to be adjusted to the Selic rate, book values represent Market Values and are already recorded at Real Present Value.

b.2) ICMS Tax Credits
If any, the book values represent the Market Values and are already recorded at Real Present Value.

b.3) Taxes – PIS and Cofins and other Tax Credits
For the taxes which will be adjusted to the Selic rate, the book values represent Market Values and are already recorded at Real Present Value. Where the adjustment to the Selic rate is not applicable, the book values represent the Market Values and are already recorded at Real Present Value.

b.4) Short Term Deferred CS and IR
If any, the book values represent the Market Values and are already recorded at Real Present Value.

b.5) Long Term Deferred CS and IR
If any, the book values represent the Market Values and are already recorded at Real Present Value.

c)	Loans and Financing
The account value is zero.

d)	Derivative transactions
For the calculation of the Market Value the accrual provided by the Company is taken into consideration, which is already calculated at Market Values (MTM).

e)	Prepaid expenses
Book values represent Market Values and are already recorded at Real Present Value.

f)	Other assets
Book values represent Market Values and are already recorded at Real Present Value.

7)	Investments

•
Equity Result: In cases of interest in controlled companies, the accounting balances shown in the balance sheet of the companies controlled by the Company were adjusted to market value using the same criteria adopted by the Company. The amount recorded for the Company’s interest in those affiliated companies was then adjusted based on the equity result method. As previously mentioned, for purposes of exchange ratio, the total net of premium or discount possibly recorded in the account of investment held in the companies was disregarded.

•	Premium Reserves: Same procedure adopted for the Equity Result.

•	Other Sub-Accounts
Book values already represent Market Values and are already recorded at Real Present Value.

8)	Property, plant & equipment

The values ascertained in the appraisal were compared to book values, for base date 12/31/2010, and the difference between market values and residual book values is non-material (less than 1.5%). Thus, for appraisal purposes, the residual book value was considered as market value.

9)	Intangible Assets

For the intangible assets, the respective residual book values were considered as market value.

10)	Current Liabilities

a)	Personnel, payroll charges and corporate benefits
Book values represent Market Values and are already recorded at Real Present Value.

b)	Suppliers and accounts payable
  For the calculation of the Market Value, the following was considered:
o	The aging of each of the Accounts and Sub-Accounts, as provided by the Company.
o	The Discount Rate explained in item 3 above, for calculating the Present Value of the Accounts and Sub-Accounts.
o	In the other Accounts and Sub-Accounts of Suppliers and accounts payable, the book values represent Market Values and are already recorded at Real Present Value.

c)	Taxes, duties and contributions
For the taxes that will be adjusted to the Selic rate, the book values represent Market Values and are already recorded at Real Present Value. Where the adjustment to the Selic rate is not applicable, the book values represent Market Values and are already recorded at Real Present Value.

d)	Loans and Financing
For the calculation of the Market Value the accrual provided by the Company is taken into consideration, which is already calculated at Market Values (MTM).

e)	Derivative transactions
For the calculation of the Market Value the accrual provided by the Company is taken into consideration, which is already calculated at Market Values (MTM).

f)	Interest on own capital and dividends
The values for which a provision has been posted are already recorded at Real Present Value.

g)	Provision for contingencies
     Book values represent Market Values and are already recorded at Real Present Value.

h)	Other liabilities
     Book values represent Market Values and are already recorded at Real Present Value.

11)	Non-Current Liabilities

a)	Taxes, duties and contributions
For the taxes that will be adjusted to the Selic rate, the book values represent Market Values and are already recorded at Real Present Value. Where the adjustment to the Selic rate is not applicable, the book values represent Market Values and are already recorded at Real Present Value:

b)	Loans, financing and debentures
For the calculation of the Market Value the accrual provided by the Company is taken into consideration, which is already calculated at Market Values (MTM).

c)	Derivative transactions
For the calculation of the Market Value the accrual provided by the Company is taken into consideration, which is already calculated at Market Values (MTM).

d)	Provision for contingencies
Book values represent Market Values and are already recorded at Real Present Value.

e)	Advance for Future Capital Increase - AFAC
The account value is zero.

f)	Deferred income
The account value is zero.

g)	Provision for Overdrawn Shareholders’ Equity
The account value is zero.

h)	Other liabilities
Book values represent Market Values and are already recorded at Real Present Value.

12)	Treasury Shares

The Shareholders’ Equity accounts relating to the treasury shares were updated to the share price as of the base date, although the net balance of such accounts is zero.

5.	BASIS FOR THE INFORMATION

The accounting information reviewed by the independent auditors, applicable to the trial balance sheets of the Company (and its affiliated companies) at base date December 31, 2010 was used as departing point.

The work was based on interviews with the Company’s management and on managerial data, additional information, whether written or oral, provided by the Company, aging of accounts receivable and accounts payable, loan and debt hedge transactions controls, among others.

This work does not constitute audit of the accounting statements being used nor of any other information contained in this report and, therefore, must not be interpreted as such.

6.	SUBSEQUENT EVENTS

This appraisal does not reflect events occurred subsequently to the issuance of this report. Relevant facts which eventually occurred between the base date of the appraisal and the issuance date hereof were not informed to PLANCONSULT.

Up to the issuance date of this report, PLANCONSULT has not become aware of any event which might substantially change the result of this appraisal.

7.	CONCLUSION

Based on the purpose, scope, methodology and data provided by the Company, the market value of the Real Shareholders’ Equity, as of December 31, 2010, is R$ 10,186,078,197.49 (ten billion, one hundred and eighty-six million, seventy-eight thousand, one hundred and ninety-seven reais and forty-nine cents).

8.	PLANCONSULT

PLANCONSULT is a market leader in large telecommunication companies appraisal, being focused on medium and large size customers, specialized in the Appraisal of companies and fixed assets. To this effect, we have been quite successful with our customers for more than 35 years.

We are widely experienced in appraising large companies the assets of which encompass quite a vast universe, both in qualitative and quantitative terms. We would like to point out that in the recent years we have carried out several works of Appraisal of companies.

PLANCONSULT is registered with several Brazilian public agencies for appraisal of fixed assets as well as economic-financial appraisal of large companies, which registrations have been renewed and are currently valid. Our works have traditionally been fully approved by the CVM (Brazilian Securities and Exchange Commission), SEC (Securities Exchange Commission - USA), USGAAP and IASC. Examples thereof are the launching of VCP’s ADRs, CIMPOR’s IPO, organization of the holding companies of TELEFONICA and Portugal Telecom in Brazil and Appraisal of the Real Shareholders’ Equity at Market Value (PLR) of VIVO, PERDIGÃO, BATAVIA, and ELEVA.

In search for a competitive edge and seeking to be always positioned as the company which offers highest quality in the industry, the company has continuously invested in state-of-the-art technology and qualified staff.

We are provided with state-of-the-art technology information and telecommunications network, which enables our work to be carried out quickly and safely. We also operate with a mobile network, including our own hardware, software and telecommunications which, where necessary, make up a full work structure inside the own customer’s facilities, speeding-up the work, optimizing costs and results, besides allowing a close follow-up, by the customer, of the progress of their works.

We have large experience in information technology, corporate environment, relational databases, communications relationship among different environments, etc. Our own facilities are provided with latest generation servers, with disk capacity in excess of 50 Tb, and automatic safety and back-up systems, in addition to more than 80 work stations. For field work, we are also provided with mobile networks and servers, in addition to notebooks operated by our field staff, in order to locally assist our customers, with maximum efficiency.

In the recent years, PLANCONSULT has carried out hundreds of appraisals for many of the largest and most important companies in Brazil, in addition to presenting same appraisals to government institutions, such as Banco Nacional de Desenvolvmento Econômico S.A. Participações – BNDESPAR (National Economic Development Bank), Finance Ministry, Federal Revenue Service, Brazilian Securities and Exchange Commission – CVM, etc.

PLANCONSULT has acted as consultant and advisor in company privatization transactions, under the terms of decree no. 91.991, dated November 28, 1985 (company appraisal and transfer of share control), having carried out the appraisal of several companies which have already been privatized (Banestado, Banespa, Usiminas, PQU, Açominas, Celpav, Sibra, Banco Meridional, CESP, ELETROPAULO and the 53 subsidiaries of the TELEBRÁS System).

We have also carried out technical-financial due diligence services for companies, particularly for meeting the requirements of financing institutions as for example IDB (Inter-American Development Bank).

PLANCONSULT, besides its technical capacity and know-how, facilities, staff and already developed and proven own computer systems (hardware and software), has also the necessary and essential field experience in TELECOMMUNICATION COMPANIES, which can be evidenced by the appraisal works performed for the following publicly-held companies:

Privatization of the TELEBRÁS System and of CRT
-TELEACRE - Telecomunicações do Acre S.A.
-TELASA - Telecomunicações de Alagoas S.A.
-TELAMAZON - Telecomunicações do Amazonas S.A.
-TELEAMAPÁ - Telecomunicações do Amapá S.A.
-TELEBAHIA - Telecomunicações da Bahia S.A.
-TELEBAHIA Celular S.A.
-TELECEARÁ - Telecomunicações do Ceará S.A.
-TELEBRÁS - Telecomunicações Brasileiras S.A.
-TELEBRASÍLIA - Telecomunicações de Brasília S.A
-TELEST - Telecomunicações do Espírito Santo S.A.
-TELEST Celular S.A.
-TELEGOIÁS - Telecomunicações de Goiás S.A.
-TELMA - Telecomunicações do Maranhão S.A.
-TELEMIG - Telecomunicações de Minas Gerais S.A.
-TELEMS - Telecomunicações do Mato Grosso do Sul S.A.
-TELEMAT - Telecomunicações do Mato Grosso S.A.
-TELEPARÁ - Telecomunicações do Pará S.A.
-TELPA - Telecomunicações da Paraíba S.A.
-TELPE - Telecomunicações de Pernambuco S.A.
-TELEPISA - Telecomunicações do Piauí S.A.
-TELEPAR - Telecomunicações do Paraná S.A.
-EMBRATEL - Empresa Brasileira de Telecomunicações S.A.
-TELERJ - Telecomunicações do Rio de Janeiro S.A.
-TELERJ Celular S.A.
-TELERN - Telecomunicações do Rio Grande do Norte S.A.
-TELERON - Telecomunicações de Rondônia S.A.
-TELAIMA - Telecomunicações de Roraima S.A.
-CRT – Companhia Riograndense de Telecomunicações
-CTMR - Companhia Telefônica Melhoramento e Resistência
-CRT Celular S.A.
-TELESC - Telecomunicações de Santa Catarina S.A.
-TELERGIPE - Telecomunicações de Sergipe S.A.
-CPqD - Centro de Pesquisa e Desenvolvimento - TELEBRÁS
-CTBC - Companhia Telefônica da Borda do Campo
-TELESP - Telecomunicações de São Paulo S.A.
-TELESP Celular S.A.

Telefônica
-CETERP - Centrais Telefônicas de Ribeirão Preto S.A.
-CRT Celular S.A.
-CTBC - Companhia Telefônica da Borda do Campo
-TELEBAHIA Celular S.A.
-TELERGIPE Celular S.A.
-TELERJ Celular S.A.
-TELESP - Telecomunicações de São Paulo S.A.
-TELEST Celular S.A.

Tele Centro Sul Participações S/A – TCS (current BRASIL TELECOM)
-Companhia Telefônica Melhoramento e Resistência – CTMR
-CRT – Companhia Riograndense de Telecomunicações
-Telecomunicações de Brasília S.A. - TELEBRASÍLIA
-Telecomunicações de Goiás S.A. - TELEGOIÁS
-Telecomunicações de Mato Grosso do Sul S.A. - TELEMS
-Telecomunicações de Mato Grosso S.A. – TELEMAT
-Telecomunicações de Rondônia S.A – TELERON
-Telecomunicações de Santa Catarina S.A. – TELESC
-Telecomunicações do Acre S.A. - TELEACRE
-Telecomunicações de Mato Grosso S.A. – TELEMAT
-Telecomunicações de Rondônia S.A – TELERON
-Telecomunicações de Santa Catarina S.A. – TELESC
-Telecomunicações do Acre S.A. - TELEACRE
-Telecomunicações do Paraná S.A. – TELEPAR

Telesp Celular
-CETERP Celular S.A.
-GLOBAL TELECOM S.A.
-TELESP Celular S.A

TIM
-Maxitel S.A.
-TIM Nordeste Telecomunicações S.A

VÉSPER
-VÉSPER S.A.
-VÉSPER SÃO PAULO S.A

PLANCONSULT has also performed appraisals for several publicly-held companies engaged in other industries of the Brazilian economy, which appraisals have been approved not only by the companies, but also by the regulatory agencies, including the CVM.

9.	DISCLAIMER

1)
This Appraisal Report of Real Shareholders’ Equity at Market Value has been prepared by PLANCONSULT Planejamento e Consultoria Ltda. (“PLANCONSULT”), with the purpose of supporting the share exchange process, according to the applicable provisions in the calculation of the share exchange ratios, as set forth in article 264 of Law no. 6.404, dated December 15, 1976, as amended by Law no. 9.457, dated May 05, 1997, dated

2)
This report has been prepared based on information provided by the Company’s management, as well as other public information available, including financial statements of the Company audited or reviewed by ERNST YOUNG TERCO AUDITORES INDEPENDENTES S/S, it being certain that PLANCONSULT has taken all caution and acted on a highly diligent basis in order to request that information provided by the company was true and consistent with that audited or reviewed. Notwithstanding the foregoing, it may not warrant that such information is correct and complete.

3)
PLANCONSULT has not carried out any legal, accounting or other audit processes nor has independently investigated the information made available for purposes of preparing this Appraisal Report. Accordingly, impacts of any other audit or investigation process were not taken into consideration in this work and PLANCONSULT does not undertake any responsibility whatsoever for the truthfulness, accuracy or extent of the information obtained.

4)
The processed information was not analyzed by PLANCONSULT as to its validity and legal effectiveness, since such analysis is beyond its professional scope. The validity and enforceability of the liens or encumbrances over the Company’s properties have neither been analyzed. However, the amounts referring to such liens or encumbrances were taken into consideration in our work.

5)
Therefore, PLANCONSULT does not undertake any liability for legal, engineering or finance matters, other than as it is implicit in the exercise of its specific duties in the case, as primarily set forth in laws, codes or own regulations.

6)
The Company’s officers have not, in any way, directed, prevented or performed any acts which could have impaired the access, use or knowledge of the information material for the quality of the work, having declared that all the documents and/or other information available for the performance of the works and quality of the respective conclusions were provided to PLANCONSULT.

7)
PLANCONSULT declares that the amount of shares of the Company under analysis held by PLANCONSULT itself, its controlling shareholders and persons related thereto, or under its discretionary management, is zero.

8)
PLANCONSULT declares the inexistence of any conflict or communion of interests, either present or potential, with the controlling shareholder of the company, or its minority shareholders, or in relation to any other related company, its respective partners, or with respect to the transaction of exchange of shares.

9)	No future benefits which the eventual success of the transaction of share exchange may bring to the same were taken into consideration in the Appraisal Report.

10)	The information contained in this report reflects the financial and accounting situation of the company at 12/31/2010. Any change in this situation may alter the result presented herein.

11)	This Appraisal Report must be used solely within the scope of the transaction of share exchange, duly informed to the market by the competent media.

12)	Analysis reports prepared by PLANCONSULT and/or its affiliates for other companies and industries may address market premises differently from what is contained in this Appraisal Report.

13)	This Appraisal Report may not be reproduced or published, whether fully or partially, without prior consent by PLANCONSULT.

14)	The base date of this Appraisal Report is 12/31/2010.

São Paulo, March 25, 2011.

PLANCONSULT  Planejamento e Consultoria Ltda.
CORECON: RE/2849 - SP
CRA: E-1256 - SP
CREA: 21.973 - SP

EDGAR V. SALEM	EDGAR V. SALEM JR.	EDWARD DIAS MORENO
CRA: 12.500 – SP CREA: 46.152 - SP	CRA: 82986 – SP	CRC: 1SP064073/O-0

10.	ATTACHMENTS

ATTACHMENT  A

 Balance Sheet – at market value

Vivo Participações S. A.

Balance Sheet (31/12/2010)	PL	PLR
In Brazillian Reais
Assets

Current Assets
Cash and cash equivalents	331,836,587.42	331,836,587.42
Accounts receivable, net	283,349,471.85	283,191,675.32
Inventories	20,114,488.81	20,114,488.81
Advances to suppliers	471,229.50	471,229.50
Interest on shareholders equity and dividends	298,687,794.39	298,687,794.39
Recoverable Taxes	103,957,025.86	103,957,025.86
Loans and Financing	-	-
Derivatives contracts	-	-
Prepaid expenses	17,340,535.55	17,340,535.55
Other assets	19,660,054.78	19,660,054.78

Total Current Assets	1,075,417,188.16	1,075,259,391.63

Noncurrent Assets
Noncurrent Assets
Long-term portion of investments pledged as collateral
Deferred and recoberable taxes	969,433,706.58	969,433,706.58
Loans and Financing	-	-
Derivatives contracts	10,890,640.97	10,890,640.97
Prepaid expenses	3,590,434.08	3,590,434.08
Other assets	621,598,165.10	621,598,165.10
Investments	8,236,008,972.23	8,281,694,344.35
Plant, property and equipment, net	684,191,296.79	684,191,296.79
Intangible assets, net	2,170,971,290.00	2,170,971,290.00
Deferred assets, net	-	-

Total Noncurrent Assets	12,696,684,505.75	12,742,369,877.87

Total Assets	13,772,101,693.91	13,817,629,269.49

	-

Liabilities and Shareholders Equity

Current Liabilities
Payroll and related accruals	22,677,438.30	22,677,438.30
Suppliers and accounts payable	415,501,061.96	415,161,410.80
Taxes payable	83,068,725.28	83,068,725.28
Loans and financing	233,146,647.55	233,146,647.55
Derivatives contracts	3,398,954.61	3,398,954.61
Interest on shareholders equity and dividends	491,801,361.66	491,801,361.66
Provision for Contingencies	15,507,225.88	15,507,225.88
Other liabilities	270,190,411.90	270,190,411.90
Total Current Liabilities	1,535,291,827.14	1,534,952,175.98
Noncurrent liabilities
Noncurrent liabilities
Taxes payable	800,617,101.23	800,617,101.23
Loans and financing	1,226,842,808.31	1,226,842,808.31
Derivatives contracts	5,827,595.14	5,827,595.14
Provision for Contingencies	19,300,442.55	19,300,442.55
Advance for future capital increase	-
Deferred Revenues	-	-
Provision for exposed shareholder equity	-	-
Other liabilities	43,970,061.54	43,970,061.54

Total Noncurrent liabilities	2,096,558,008.77	2,096,558,008.77

Minority Interest	-	-

Shareholders equity
Capital stock	8,780,150,322.86
Treasury shares	(11,069,889.80)	(59,276,493.75)
Capital reserves	518,678,176.28	-
Income reserves	270,286,195.54	59,276,493.75
Revaluation reserves	-
Equity appraisal adjustments	-
Retained earnings	(1,893,833,488.47)	-
Premium on the acquisition of non-controlling interest	(1,258,853,583.38)	-
Additional dividends declared	1,841,060,636.50	-
Income others	-
Income for the year	1,893,833,488.47	-
Income at Balance Sheet Conversion	-
Total Shareholders equity	10,140,251,858.00	10,186,078,197.49
Total Liabilities and Shareholders Equity	13,772,101,693.91	13,817,588,382.24

Shareholders equity (PL)	10,140,251,858.00
Net Equity (PLR)	10,186,119,084.74
Difference (PLR-PL)	(181,854.63)
Income Tax (34%)	(61,830.57)
Tax debt	(40,887.25)
Final PLR with Tax Effect	10,186,078,197.49

ATTACHMENT  B

 Discount rate